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The Brazilian Equity Fund, Inc. (NYSE:  BZL)
The Chile Fund, Inc. (NYSE:  CH)
The First Israel Fund, Inc. (NYSE:  ISL)
The Emerging Markets Infrastructure Fund, Inc. (NYSE:  EMG)
The Emerging Markets Telecommunications Fund, Inc. (NYSE:  ETF)
The Latin American Equity Fund, Inc. (NYSE:  LAQ)
The Latin America Investment Fund, Inc. (NYSE:  LAM)

May 16, 2000

FOR IMMEDIATE RELEASE
---------------------

Contact: Investor Relations
         Credit Suisse Asset Management, LLC
         1-800-293-1232


     NYSE-Listed Closed-End Equity Funds Managed by Credit Suisse Asset Management Announce Strategic Actions to Enhance Shareholder Value

     New York, May 16, 2000 - The Boards of Directors of seven NYSE-listed closed-end equity funds managed by Credit Suisse Asset Management, LLC ("CSAM") announced today the unanimous approval of a series of strategic and structural actions designed to enhance shareholder value. The funds are: The Brazilian Equity Fund, Inc. (NYSE: BZL), The Chile Fund, Inc. (NYSE: CH), The First Israel Fund, Inc. (NYSE: ISL), The Emerging Markets Infrastructure Fund, Inc. (NYSE:
EMG), The Emerging Markets Telecommunications Fund, Inc. (NYSE: ETF), The Latin America Equity Fund, Inc. (NYSE: LAQ) and The Latin America Investment Fund, Inc. (NYSE: LAM).

     The proposed actions are the result of the previously announced comprehensive review of strategic and structural alternatives by PaineWebber Incorporated, which is acting as financial advisor to the Independent Directors of each fund. PaineWebber's engagement has included discussions with CSAM, shareholders and market participants, and in-depth analysis of the viability and details of potential actions in conjunction with the funds' legal and tax advisors. The proposed strategic and structural actions approved by the Boards are summarized as follows:


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     1. Fund Mergers - To merge LAM into LAQ and to merge EMG into ETF through tax-free transactions with all shares priced at net asset value.

     2. Tender Offers - To conduct tender offers for up to 50% of the outstanding shares of LAM and EMG at 95% of net asset value, prior to the consummation and subject to shareholder approval of the proposed mergers.

     3. Investment Advisory Fees - To revise the method of calculating investment advisory fees payable by all of the funds to be based on the stock market price, rather than the net asset value of each fund respectively.

     4. Director Compensation - To partially compensate Independent Directors in shares of the respective funds.


Fund Mergers
------------

     The Board of Directors of each of LAM, LAQ, EMG and ETF has unanimously approved the participation of that fund in the proposed mergers of LAM into LAQ and EMG into ETF.

     The combined net assets of LAM/LAQ and EMG/ETF, on a pro forma basis assuming the tender offers described below are fully subscribed and based upon current asset levels, would be approximately $146 million for LAM/LAQ, and $207 million for EMG/ETF. In the mergers, each share of common stock of LAM and EMG will be converted into an equivalent dollar amount of full shares of LAQ and ETF common stock (plus cash in lieu of fractional shares), computed based on the net asset value of each fund as of the last trading day immediately prior to the mergers. The mergers, to be presented for approval to record date shareholders as of June 30, 2000, are subject to the approval of the holders of a majority of the outstanding shares of each fund, as well as various other customary closing conditions, including the receipt of legal opinions that the transactions will qualify as tax-free reorganizations. Special Meetings of Shareholders of each fund have been scheduled for Friday, September 15, 2000 to vote upon the proposed mergers. If approved, the mergers would be consummated shortly after the completion of the tender offers described below.


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     The surviving funds resulting from the mergers, LAQ and ETF, will continue to operate within the parameters of their respective investment objectives.

          o The Latin America Equity Fund, Inc. (LAQ) seeks long-term capital appreciation by investing primarily in Latin American equity securities, including up to 10% in unlisted equity securities. The Board of Directors believes that this clearly defined and well-differentiated investment objective could eliminate potential confusion among investors, as contrasted with The Latin America Investment Fund, Inc.(LAM), which invests in both equity and debt securities. Furthermore, upon absorbing the assets of LAM, LAQ's larger size may benefit shareholders through enhanced secondary market liquidity and a lower expense ratio. It is anticipated that LAQ would become the largest Latin American regional equity fund listed on the NYSE and the only such fund with an active exposure to private equity securities.

          o The Emerging Markets Telecommunications Fund, Inc. (ETF) seeks long-term capital appreciation by investing primarily in equity securities of telecommunications companies in emerging countries, including significant flexibility to invest in a variety of communications-related technologies. Under certain circumstances, ETF may also invest up to 25% of its assets in equity securities of closely held companies and other illiquid securities. The Board of Directors believes that this clearly defined and well-differentiated investment objective could eliminate potential confusion among investors, as contrasted with The Emerging Markets Infrastructure Fund, Inc. (EMG), which invests in general infrastructure companies. Furthermore, upon absorbing the assets of EMG, ETF's larger size may benefit shareholders through enhanced secondary market liquidity and a lower expense ratio. It is anticipated that ETF would become one of the largest emerging markets funds listed on the NYSE and the only such fund with a primary mandate to invest in the telecommunications sector, including private equity securities.


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Tender Offers
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     The Board of Directors of each of LAM and EMG has also unanimously approved a tender offer to acquire up to fifty percent (50%) of the outstanding shares of common stock of each such fund at a per share cash purchase price equal to ninety-five percent (95%) of net asset value as of the expiration date of the tender offer period. The limitation on the amount of shares purchased through the tender offers is intended to preserve the tax-free nature of the mergers described above. In the event that shares tendered exceed 50% of the shares outstanding, the amount of shares tendered will be pro-rated in accordance with the number of shares tendered by each shareholder. The tender offers are expected to be accretive to the net asset value of each fund.

     The tender offers are expected to commence on or about August 15, 2000 and to expire on or about September 18, 2000, unless extended. Although the tender offer period is expected to expire prior to the consummation of the mergers, the offers are subject to shareholder approval of such mergers in addition to other customary closing conditions.

     The tender offers for shares of LAM and EMG are intended to be partially funded through the sale of non-conforming assets relative to the investment objectives of LAQ and ETF, respectively. Subject to market conditions, it is expected that LAM and EMG will utilize a portion of their existing tax-loss carry forward positions in order to offset any realized gains which may result from the disposition of assets.

Investment Advisory Fees
------------------------

     The Board of Directors of each of BZL, CH, ISL, EMG, ETF, LAQ and LAM has unanimously approved a proposal by the investment advisor, Credit Suisse Asset Management, LLC, to revise the method of calculating investment advisory fees payable by each fund to be based on average weekly stock market price value instead of the existing method based on average weekly net asset value. The change in methodology for calculating investment advisory fees will be effective as of July 1, 2000.


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     Based upon the level of discount from net asset value at which the funds currently trade, the change in methodology for calculating investment advisory fees will result in a significant effective dollar reduction in each funds' investment advisory fee. This will reduce each funds' expense ratio and have an on-going accretive impact on net asset values.

     Furthermore, CSAM and the Board of Directors of each fund believes this action will directly align the interests of the investment advisor with those of shareholders and is aimed towards enhancing the market value of the funds, including efforts to narrow discounts.

Director Compensation
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     The Board of Directors of each of BZL, CH, ISL, EMG, ETF, LAQ and LAM has unanimously approved a proposal by the Independent Directors to partially compensate Independent Directors in shares of the respective funds. This action is intended to also align the interests of Directors with those of the each fund's shareholders. Under the newly adopted policy, the Independent Directors will receive fifty percent (50%) of their annual retainer in the form of shares purchased by each respective fund in the open market.

Other Initiatives
-----------------

     As previously announced, PaineWebber's comprehensive review of alternatives for all seven funds included analyses of various structural alternatives for BZL, CH, and ISL. After considering PaineWebber's analyses and other relevant factors, the Boards of these funds have not approved any new structural actions at this time. Although the Boards of these funds believe that the revised advisory fee methodologies and director compensation arrangements are important strategic steps by these funds, they intend to continue to monitor the continued viability of each such fund as presently structured and to evaluate possible additional initiatives in the future.


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     The following statements were made in relation to all of the proposed strategic and structural actions:

          o Professor Enrique Arzac, one of the Independent Directors and a member of the Special Committee that was formed to consider strategic alternatives, stated: "Both the Special Committee and each Board believe that these actions represent a clear recognition of the interests of those shareholders that are concerned about the discount at which each fund's shares have been trading. We are seeking ways to enhance shareholder value without abandoning each fund's original mandate to provide a suitable vehicle for the long-term shareholder seeking exposure to the emerging markets. After extensive deliberations by both the Special Committee and the Boards of each fund, as well as numerous discussions with their representatives and various market participants, we believe that the actions being taken are in the best interests of each fund and its shareholders, and the Directors are committed to pursuing these actions to a successful conclusion."

          o William Priest, Chairman of CSAM stated: "The strategic actions announced today reflect CSAM's and the Funds' Boards' ongoing commitment to enhance shareholder value. CSAM's decision to base our advisory fees on share price directly aligns our interests with those of fund shareholders. In addition to maximizing underlying performance, we believe this initiative properly orients CSAM to continue pursuing actions that enhance the market value of these funds, including efforts to narrow discounts."

     There can be no assurance that any action proposed or adopted by the Boards will reduce or eliminate the discounts at which each fund's shares trade or that any required shareholder or other approvals will be obtained. This announcement is not an offer to purchase or the solicitation of an offer to sell shares of any fund. Any tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal, and any merger proposal will be made only by means of a proxy statement/prospectus. Shareholders should read these documents carefully when they are available because they contain important information. These and other filed documents will be available to investors for free both at the Web site of the Securities and Exchange Commission and each participating fund. Neither the offer to purchase shares will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.


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